               [LETTERHEAD OF ORRICK, HERRINGTON & SUTCLIFFE LLP]

March 29, 2006

Ms. Sara W. Dunton, Esquire, Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:      BAS Securitization LLC
         Registration Statement on Form S-3
         Filed on December 22, 2005 (No. 333-130613)
         Responses to Comment Letter dated January 18, 2006

Dear Ms. Dunton:

         We are counsel to BAS Securitization LLC (the "Depositor"). We have reviewed your letter dated January 18, 2006 (the "Comment Letter"), transmitting comments of the staff of the Division of Corporation Finance (the "Staff") of
the Securities and Exchange Commission (the "Commission") to the registration statement on Form S-3 submitted on December 22, 2005 by the Depositor. We have discussed the comments contained in the Comment Letter with various representatives of the Depositor. Enclosed are two blacklined and two unmarked copies of the Registration Statement (the "Registration Statement").

         For your convenience, each of the Staff's comments has been reproduced below, followed by the Depositor's response. All capitalized terms defined in the Registration Statement, and used in the following responses without definition, have the meanings specified in the Registration Statement.

GENERAL

COMMENT 1:        Please confirm that the depositor or any issuing entity
                  previously established, directly or indirectly, by the
                  depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction 1.A.4.
                  of Form S-3. Also, please provide us with

Ms. Sara W. Dunton
March 29, 2006

                  the CIK codes for any affiliate of the depositor that has
                  offered a class of asset-backed securities involving the same asset class as this offering.

RESPONSE:         The Depositor has established only one issuing entity, Banc of
                  America Securities Auto Trust 2005-WF1 (the "2005 Issuing
                  Entity"), whose CIK number is 0001331610. None of the
                  Depositor's affiliates have established an issuing entity that has offered a class of asset-backed securities involving the same asset class as the offering contemplated by the
                  Registration Statement. The Depositor confirms that each of the Depositor and 2005 Issuing Entity has been current and timely with reporting under the Securities Exchange Act of
                  1934, as amended, during the last twelve months.

COMMENT 2:        Please confirm that all of the material terms that will be included in the finalized agreements will be disclosed in the final prospectus filed pursuant to Securities Act Rule 424(b)
                  or will be filed prior to or simultaneously with the final prospectus.

RESPONSE:         The Depositor confirms that all of the material terms that will be included in the finalized agreements will be disclosed in the final prospectus filed pursuant to Securities Act Rule
                  424(b) or will be filed prior to or simultaneously with the final prospectus.

COMMENT 3:        When it becomes available, please provide us with a copy of the updated form of pooling and servicing agreement, marked to show changes from the prior pooling and servicing agreement, including any changes you made to comply with Regulation AB.

RESPONSE:         The Depositor has included updated forms of transaction
                  documents as exhibits to the Registration Statement, including an updated form of pooling and servicing agreement. As
                  discussed with the Staff, the two blacklined copies of the
                  Registration Statement include exhibits that have been marked to indicate changes made in response to Regulation AB (when compared to the exhibits included with the Depositor's
                  registration statement on Form S-3 (No. 333-81254), filed by the Depositor on January 23, 2002).

PROSPECTUS SUPPLEMENT - FORM 1
------------------------------

Cover Page
----------

COMMENT 4:        Your statement that "only the notes" are offered by this
                  prospectus is unclear, because it is not apparent until page
                  S-4 (or the table on page S-3) that this series includes a non-public offering of certificates. Please revise to clarify.

Ms. Sara W. Dunton
March 29, 2006

RESPONSE:         In response to Comment 4, the Depositor has revised the cover page of the prospectus supplement to clarify that subordinated certificates will be issued at the same time that the Class A and Class B notes are issued but that those subordinated
                  certificates will not be offered pursuant to the prospectus supplement.

Description of the Transfer and Servicing Agreements, page S-29
---------------------------------------------------------------

COMMENT 5:        Please revise to provide a distinct description for the
                  material terms of each of the agreements you reference in the introductory paragraph. Currently it is difficult to
                  understand which subsections go to which agreement. Also
                  clarify for us whether there is a "Pooling and Servicing
                  Agreement" associated with this offering, or if this offering uses only the "Sale and Servicing Agreement" and the "Trust
                  Agreement."

RESPONSE:         In response to Comment 5, the Depositor has added a new
                  section entitled "Overview of the Transaction Documents for this Series of Securities" in the prospectus supplement. This new section specifies which transaction documents will apply to the offering of the notes, and describes the material terms of each such agreement and/or refers the investor to the
                  section of the prospectus supplement or prospectus that
                  provides the material terms of each such agreement. The
                  Depositor also has modified the section formerly entitled
                  "Description of the Transfer and Servicing Agreements" (now
                  entitled "Description of the Sale and Servicing Agreement") in
                  the prospectus supplement to provide a description of the
                  material terms of the Sale and Servicing Agreement. Given that the issuing entity is an owner trust, a Pooling and Servicing
                  Agreement will not be utilized. Instead, a Trust Agreement or
                  Limited Liability Agreement will be used, along with a Sale and Servicing Agreement and an Indenture. The Depositor has
                  clarified this point in "Overview of the Transaction Documents for this Series of Securities" in the prospectus supplement.
                  Please see also the Depositor's response to Comment 7 below.

PROSPECTUS SUPPLEMENT - FORM 2
------------------------------

Description of the Pooling and Servicing Agreement, page S-21
-------------------------------------------------------------

COMMENT 6:        Please specifically identify which of the agreements
                  discussed in the "Transfer and Servicing Agreements" section of the base prospectus apply to this offering.

RESPONSE:         In response to Comment 6, the Depositor has added a new
                  section entitled "Overview of the Transaction Documents for this Series of Certificates." This new section specifies that only a Receivables Purchase Agreement and a Pooling and
                  Servicing Agreement will

Ms. Sara W. Dunton
March 29, 2006

                  relate to the offering of the certificates. This new section also describes the material terms of each such agreement
                  and/or refers the investor to the section of the prospectus supplement or prospectus that provides the material terms of each such agreement.

BASE PROSPECTUS
---------------

The Transaction Documents, page 39
----------------------------------

COMMENT 7:        Please reorganize this section so that each agreement is
                  discussed separately. If that is not feasible, please advise and provide some clarification so that the reader understands which agreements serve what purpose and contain which
                  provisions. Currently this is not clear. Also clarify which agreements will be present in all issued series of securities, and which agreements will not. Consider a reference to the exhibit index or the specific exhibit numbers associated with these agreements.

RESPONSE:         In response to Comment 7, the Depositor has revised "The
                  Transaction Documents" in the prospectus to add a section
                  entitled "--Overview of the Transaction Documents." This new section discusses each transaction document separately, and states which transaction documents will apply to each
                  potential structure of the issuing entity (e.g., a grantor trust, an owner trust or an LLC). Additionally, this section has been revised to state that each of those transaction
                  documents was filed as an exhibit to the Registration
                  Statement. Given that the function of the Pooling and
                  Servicing Agreement (in the case of an issuing entity that is a grantor trust) and the Sale and Servicing Agreement (in the case of an issuing entity that is an owner trust or an LLC) is substantively similar, the Depositor believes that a single discussion of certain aspects of each of those documents,
                  which is contained in the latter subsections under "The
                  Transaction Documents," is more efficient than discussing each such agreement separately, and with the revisions described above, does so without sacrificing clarity.

COMMENT 8:        Furthermore, you make reference to the "Transfer and
                  Servicing Agreement" in the last full paragraph on page 39;
                  however, there is no agreement by that name in the exhibit index. Please clarify.

RESPONSE:         In response to Comment 8, the Depositor has revised "The
                  Transaction Documents--Overview of the Transaction Documents"
                  to clarify that the term "Transfer and Servicing Agreement" is a defined term in the prospectus that means, collectively, any
                  Receivables Purchase Agreement, any Pooling and Servicing
                  Agreement, any Trust Agreement, any Sale and Servicing
                  Agreement, any agreement relating to Collateral Certificates or Government Securities and any Administration Agreement.
                  Exhibits

Ms. Sara W. Dunton
March 29, 2006

                  to the Registration Statement include forms of the following transaction documents: a Receivables Purchase Agreement, a
                  Pooling and Servicing Agreement, a Trust Agreement, a Sale and
                  Servicing Agreement and an Administration Agreement.

Item 17.  Undertakings
----------------------

COMMENT 9:        Please revise to conform to the new proviso to Item
                  512(a)(1) of Regulation S-K which begins with "Provided,
                  however..." and includes three paragraphs, (A), (B) and (C).

RESPONSE:         The Depositor has tailored the undertakings in the
                  Registration Statement to those undertakings that apply to
                  Form S-3. Paragraph (A) of the proviso under Item 512(a)(1) of
                  Regulation S-K applies solely to Form S-8. Therefore, the
                  Depositor respectfully submits that such paragraph (A) is
                  inapplicable to this Registration Statement on Form S-3.

Signatures, page II-6
---------------------

COMMENT 10:       Please indicate who is signing in the capacity of the
                  principal executive officer, and the principal accounting
                  officer or controller. Refer to Section III.A.3.d of the Asset
                  Backed Securities Final Rule Release No. 33-8518, and
                  Instruction 1 to Signatures in Form S-3.

RESPONSE:         In response to Comment 10, the Depositor has revised the
                  signature page for the Form S-3 to indicate the identity of the principal executive officer, the principal accounting
                  officer and the principal financial officer.

                                    * * * * *

         We request that you please contact me at (202) 339-8492 or Mike
Mitchell at (202) 339-8479 to confirm that this letter and the changes included herewith resolve the Staff's comments, or to discuss any remaining questions.

                             Respectfully submitted,

                             /s/ Douglas L. Madsen

                             Douglas L. Madsen

cc:      Messeret Nega, Esq., Securities and Exchange Commission
         Isvara M. A. Wilson, Esq., Bank of America Corporation
         Michael Mitchell, Orrick, Herrington & Sutcliffe LLP